Exhibit 99.2

EXECUTION VERSION

Brookfield Finance Inc.

4.350% Notes Due 2030

Underwriting Agreement

New York, New York

April 9, 2020

To the Representatives named in
Schedule I hereto of the several
Underwriters named in
Schedule II hereto

Ladies and Gentlemen:

Brookfield Finance Inc., a corporation organized under the laws of Ontario (“BFI”), proposes to sell to the several underwriters named in Schedule II hereto (the “Underwriters”), for whom you (the “Representatives”) are acting as representatives, the principal amount of its debt securities identified in Schedule I hereto (the “Notes”), to be issued under an indenture, dated as of June 2, 2016 (the “Base Indenture”), as supplemented by the Fifth Supplemental Indenture, dated as of April 9, 2020 (the “Fifth Supplemental Indenture”), as supplemented by a supplemental indenture to be dated as of April 14, 2020 (the “Supplemental Indenture to the Fifth Supplemental Indenture” and together with the Fifth Supplemental Indenture, the “Supplemented Fifth Supplemental Indenture” and, collectively with the Base Indenture, the “Indenture”), among BFI, Brookfield Asset Management Inc., a corporation organized under the laws of Ontario (the “Parent”), as guarantor, and Computershare Trust Company of Canada, as trustee (the “Trustee”).  The Notes will be fully and unconditionally guaranteed as to payment of principal, premium, if any, and interest by the Parent pursuant to the Indenture (the “Guarantees”).  The Notes and the Guarantees are collectively referred to herein as the “Securities”. To the extent there are no additional Underwriters listed on Schedule I other than you, the term Representatives as used herein shall mean you, as Underwriters, and the terms Representatives and Underwriters shall mean either the singular or plural as the context requires.  Any reference herein to the Registration Statement, the U.S. or Canadian Base Prospectus, the U.S. or Canadian Preliminary Prospectus or the U.S. or Canadian Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein; and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the U.S. or Canadian Base Prospectus, the U.S. or Canadian Preliminary Prospectus or the U.S. or Canadian Final Prospectus shall be deemed to refer to and include the filing of any document incorporated or deemed to be incorporated therein by reference.  Certain terms used herein are defined in Section 23 hereof.

1.             Representations and Warranties.  BFI and the Parent, jointly and severally, represent and warrant to, and agree with, each Underwriter as set forth below in this Section 1.

(a)           Each of BFI and the Parent meets the requirements under the securities laws, rules, regulations, instruments and orders applicable in each of the provinces of Canada (“Canadian Securities Law”) as interpreted and applied by the securities regulatory authorities (the “Qualifying Authorities”) in each of the provinces of Canada (the “Qualifying Provinces”) for the use of a short form shelf prospectus with respect to the Securities and for the distribution of securities under the rules and procedures established in National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 - Shelf Distributions (“NI 44-102” and together with NI 44-101, the “Canadian Shelf Procedures”); a preliminary short form base shelf prospectus and a final short form base shelf prospectus relating to US$3,500,000,000 aggregate principal amount of, among other things, (i) debt securities, guarantees of BFI debt securities, Class A Preference Shares and Class A Limited Voting Shares of the Parent and (ii) debt securities of BFI (collectively, the “Shelf Securities”) have been filed in the English and French languages, as applicable, with the Qualifying Authorities; receipts under National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions (a “Receipt”) have been issued by the Ontario Securities Commission (the “Principal Regulator”) on behalf of itself and the other Qualifying Authorities in respect of such short form base shelf prospectus and any amendment thereto; a preliminary prospectus supplement relating to the Securities has been filed with the Qualifying Authorities; and no order suspending the distribution of the Securities has been issued by any of the Qualifying Authorities and no proceeding for that purpose has been initiated or, to the knowledge of BFI or the Parent, threatened by any of the Qualifying Authorities.  The final short form base shelf prospectus filed with the Qualifying Authorities for which a Receipt has been obtained, as most recently amended or supplemented (excluding any supplement relating only to a prior offering of Securities) prior to the date of this Agreement, is hereinafter called the “Canadian Base Prospectus”; the preliminary prospectus supplement relating to the Securities, which excludes certain pricing information and other final terms of the Securities, and provided to the Underwriters for purposes of marketing the Securities and filed with the Qualifying Authorities in the English and French languages, as applicable, pursuant to the Canadian Shelf Procedures and Canadian Securities Law, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; the prospectus supplement relating to the Securities to be filed, in the English and French languages, as applicable, with the Qualifying Authorities pursuant to the Canadian Shelf Procedures and Canadian Securities Law in accordance with Section 5(a) hereof, and which includes the pricing and other information excluded from the Canadian Preliminary Prospectus (the “Canadian Final Supplement”), together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter called the “Canadian Final Prospectus”;

(b)           Each of BFI and the Parent meets the general eligibility requirements for use of Form F-10 (“Form F-10”) under the Act, and have prepared and filed with the Commission a registration statement on Form F-10 (File Nos. 333-236217 and 333-236217-01) providing for the registration of the Shelf Securities under the Act and the rules and regulations of the Commission thereunder and have filed appointments of agent for service of process upon BFI and the Parent on Form F-X (collectively, the “Form F-X”) with the Commission in conjunction with the filing of such registration statement; such registration statement, and including any amendments thereto filed prior to the Execution Time, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, each in the form heretofore delivered or to be delivered to the Representatives, have been declared effective by the Commission in such form; BFI and the Parent have filed with the Commission, pursuant to General Instruction II.L. of Form F-10, a preliminary prospectus supplement relating to the offering of the Securities; no other document with respect to such registration statement has heretofore been filed or transmitted for filing with the Commission, except for any documents filed with the Commission subsequent to the date of such effectiveness in the form heretofore delivered to the Representatives; and no stop order suspending the effectiveness of such registration statement has been issued and no proceeding for that purpose has been initiated or, to the knowledge of BFI and the Parent, threatened by the Commission. The various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, each as amended at the time such part of the registration statement became effective and including any post-effective amendment thereto and any prospectus supplement relating to the Securities that is filed with the Commission pursuant to General Instruction II.L. of Form F-10, are hereinafter collectively called the “Registration Statement”; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any documents incorporated by reference therein after the effective date of the initial Registration Statement; the base prospectus filed as part of the Registration Statement relating to the Shelf Securities, contained in the Registration Statement at the Execution Time, is hereinafter called the “U.S. Base Prospectus”; any preliminary prospectus supplement relating to the offering of the Securities filed with the Commission pursuant to General Instruction II.L. of Form F-10 under the Act, together with the U.S. Base Prospectus, which is used prior to the filing of the U.S. Final Prospectus, is hereinafter called the “U.S. Preliminary Prospectus”; the final prospectus supplement relating to the offering of the Securities to be filed with the Commission pursuant to General Instruction II.L. of Form F-10 after the Execution Time in accordance with Section 5(a) hereof, together with the U.S. Base Prospectus, is hereinafter called the “U.S. Final Prospectus”;

(c)           The documents which are incorporated by reference in the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus as of the date of this Agreement, when they were filed with the Qualifying Authorities, conformed in all material respects to the disclosure requirements of Canadian Securities Law as interpreted and applied by the Qualifying Authorities; any further documents filed with the Qualifying Authorities and incorporated by reference in the Canadian Final Prospectus and the U.S. Final Prospectus, when such documents are filed with the Qualifying Authorities, will conform in all material respects to the disclosure requirements of Canadian Securities Law as interpreted and applied by the Qualifying Authorities; and no such documents were filed with the Qualifying Authorities since the Qualifying Authorities’ close of business on the Business Day immediately prior to the date of this Agreement and prior to the execution of this Agreement, other than any other marketing materials required to be filed under Canadian Securities Law;

(d)           On each Effective Date, the Registration Statement did, and when the U.S. Final Prospectus is first filed in accordance with General Instruction II.L. of Form F-10 and on the Closing Date (as defined herein), the U.S. Final Prospectus and the Canadian Final Prospectus (and any amendments and supplements thereto) will, comply in all material respects with the applicable requirements of the Act, Canadian Securities Law, and the Trust Indenture Act and the respective rules thereunder; no order preventing or suspending the use of the Registration Statement, the U.S. Preliminary Prospectus, the Canadian Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus or any Issuer Free Writing Prospectus used outside of Canada has been issued by the Commission or the Qualifying Authorities; on each Effective Date and at the Execution Time, the Registration Statement did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; on the Effective Date and on the Closing Date the Indenture did or will comply in all material respects with the applicable requirements of the Trust Indenture Act and the rules thereunder; and on the date of any filing in accordance with General Instruction II.L. of Form F-10 or in accordance with Canadian Securities Law and on the Closing Date, each of the Disclosure Package, the U.S. Final Prospectus (together with any supplement or amendment thereto), the Canadian Preliminary Prospectus and the Canadian Final Prospectus (together with any supplement or amendment thereto) contains or will contain full, true and plain disclosure of all material facts relating to BFI, the Parent and the Securities and does not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that BFI and the Parent make no representations or warranties as to the information contained in or omitted from the Registration Statement, the U.S. Preliminary Prospectus, the U.S. Final Prospectus (including any supplement or amendment thereto), the Canadian Preliminary Prospectus or the Canadian Final Prospectus (including any supplement or amendment thereto) in reliance upon and in conformity with information furnished in writing to BFI or the Parent by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement, the U.S. Preliminary Prospectus, the U.S. Final Prospectus (including any supplement or amendment thereto), the Canadian Preliminary Prospectus or the Canadian Final Prospectus (including any supplement or amendment thereto), it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8(b) hereof;

(e)           (i) The Disclosure Package and (ii) each electronic road show (if any), when taken together as a whole with the Disclosure Package, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to BFI or the Parent by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8(b) hereof;

(f)            (i) At the earliest time after the filing of the Registration Statement that BFI, the Parent or another offering participant made a bona fide offer of the Securities and (ii) as of the Execution Time (with such date being used as the determination date for purposes of this clause (ii)), neither BFI nor the Parent was or is an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that BFI or the Parent be considered an Ineligible Issuer;

(g)           Each Issuer Free Writing Prospectus, including the final term sheet prepared and filed pursuant to Section 5(c) hereto, does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified.  The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to BFI or the Parent by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8(b) hereof;

(h)           Neither BFI nor the Parent, nor any of the Parent’s subsidiaries, has sustained since the date of the latest audited financial statements included or incorporated by reference in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, which loss or interference is materially adverse to the Parent and its subsidiaries, on a consolidated basis, otherwise than as set forth or contemplated in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus; and, since the respective dates as of which information is given in each of the Registration Statement, the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, otherwise than as set forth or contemplated in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, there has not been any change in the capital stock of the Parent (other than pursuant to stock dividends, conversions of securities, director, officer or employee stock options, the Parent’s dividend re-investment plan, normal course issuer bids and other director, officer or employee benefit plans and agreements described or referred to in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus), any material increase in the long-term debt of the Parent and its subsidiaries on a consolidated basis, or any change, or any development involving a prospective change, in or affecting the general affairs, management, financial position or results of operations of the Parent and its subsidiaries, which change has (or, in the case of prospective changes, will have) a Material Adverse Effect;

(i)            Each of BFI, the Parent and the Parent’s material subsidiaries has been duly amalgamated, formed or incorporated and is validly existing in good standing under the laws of the jurisdiction in which it is chartered or organized with full corporate or limited partnership power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, and is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction which requires such qualification, except where the failure to be duly qualified and in good standing would not individually or in the aggregate have a Material Adverse Effect;

(j)            The Parent has the authorized capitalization as set forth in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, and all of the issued and outstanding shares of the Parent have been duly and validly authorized and issued and are fully paid and non-assessable, all of the issued and outstanding shares or analogous securities of each material subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and, except as set forth in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, the Parent (directly or indirectly) owns all of issued and outstanding shares or other voting, equity or participating securities of each of its material subsidiaries, in each case free and clear of any Encumbrance (other than Encumbrances granted in respect of liabilities reflected in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus) and no person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase of any unissued shares or other voting, equity or participating securities of the Parent, except as otherwise described in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus;

(k)           The authorized capital of BFI consists of (i) an unlimited number of common shares, of which 254,681 common shares are issued and outstanding as of the date hereof, (ii) an unlimited number of preference shares designated as Class A Preference Shares, issuable in series, which consists of 6,400,000 Class A Preference Shares — Series 1, of which 6,400,000 Class A Preference Shares — Series 1 are issued and outstanding as of the date hereof and (iii) an unlimited number of preference shares designated as Class B Preference Shares, issuable in series, which consists of 54,262,400 Class B Preference Shares — Series 1, of which 54,262,400 Class B Preference Shares — Series 1 are issued and outstanding as of the date hereof, and all of the issued and outstanding shares of BFI have been duly and validly authorized and issued and are fully paid and non-assessable.  The Parent (directly or indirectly) owns all of the issued and outstanding shares or other voting, equity or participating securities of BFI, in each case free and clear of any Encumbrance (other than Encumbrances granted in respect of liabilities reflected in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus and no person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase of any unissued shares or other voting, equity or participating securities of BFI, except as otherwise described in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus;

(l)            Except as disclosed in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, the Parent and each of its material subsidiaries has good and marketable title to all of its material assets including all material licenses, free and clear of all Encumbrances (other than Encumbrances granted in respect of liabilities reflected in each of the Disclosure Package, the U.S. Final Prospectus and the

Canadian Final Prospectus), which are material to the Parent and its subsidiaries, on a consolidated basis;

(m)          This Agreement has been duly authorized, executed and delivered by BFI and the Parent;

(n)           The Base Indenture has been duly authorized, executed and delivered in accordance with its terms by BFI and the Parent and constitutes a valid and legally binding instrument, enforceable against BFI and the Parent in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles; the Fifth Supplemental Indenture has been duly authorized, executed and delivered in accordance with its terms by BFI and the Parent and constitutes a valid and legally binding instrument, enforceable against BFI and the Parent in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles; the Supplemental Indenture to the Fifth Supplemental Indenture has been duly authorized by BFI and the Parent and, at the Closing Date for the Securities, when duly executed and delivered in accordance with its terms by BFI and the Parent, assuming due authorization, execution and delivery thereof in accordance with its terms by the Trustee, the Indenture will constitute a valid and legally binding instrument, enforceable against BFI and the Parent in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles;  the Indenture has been duly qualified under the Trust Indenture Act and is substantially in the form, save for any indenture supplements relating to a particular issuance of debt securities, filed as an exhibit to the Registration Statement; and the Indenture conforms, and the Securities will conform, to the descriptions thereof contained in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus;

(o)           The Notes have been duly authorized by BFI for issuance and sale pursuant to this Agreement and the Indenture, and when executed by BFI and authenticated by the Trustee in accordance with the terms of the Indenture and delivered against payment of the purchase price therefor, will conform in all material respects to the description thereof contained in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus and will constitute valid and legally binding obligations of BFI, enforceable against BFI in accordance with their terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles; the Notes, when issued, will form part of the same series as BFI’s 4.350% Notes due 2030, issued on April 9, 2020;

(p)           The Guarantees have been duly authorized by the Parent, and when the Notes have been executed and authenticated in the manner provided for in accordance with the provisions of the Indenture and issued and delivered against payment of the purchase price therefor, the Guarantees will constitute valid and legally binding agreements of the Parent, enforceable against the Parent  in accordance with their terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

(q)           The issue and sale of the Securities and the execution of and compliance by BFI and the Parent with all of the provisions of the Securities, the Indenture, this Agreement, and the consummation of the transactions therein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which BFI or the Parent or any of the Parent’s material subsidiaries is a party or by which BFI or the Parent or any of the Parent’s material subsidiaries is bound or to which any of the property or assets of BFI or the Parent or any of the Parent’s material subsidiaries is subject, nor will such action result in any violation of the provisions of the articles or by-laws of BFI or the Parent or any of the Parent’s material subsidiaries, or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over BFI or the Parent or any of the Parent’s material subsidiaries or any of its or their properties; and no consent, approval, authorization, order, registration, clearance or qualification of or with any such court or governmental agency or body is required for the issue and sale of the Securities or the consummation by BFI or the Parent of the transactions contemplated by this Agreement or the Indenture, except such as have been, or will have been prior to the Closing Date, obtained under Canadian Securities Law, the Act and the Trust Indenture Act and such consents, approvals, authorizations, orders, registrations, clearances or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Securities by the Underwriters as contemplated herein and in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus;

(r)            The statements in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, as amended or supplemented, set forth under the captions “Description of Debt Securities” and “Description of the Notes,”  insofar as they purport to constitute a summary of the terms of the Securities, and set forth under the captions “Plan of Distribution” and “Underwriting,” insofar as they purport to describe the provisions of the laws and documents referred to therein, and the statements in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, as amended or supplemented, set forth under the captions “Certain Canadian Federal Income Tax Considerations,” “Certain United States Federal Income Tax Considerations” and “Eligibility for Investment,” fairly and accurately summarize the matters described therein in all material respects;

(s)            Neither BFI nor the Parent nor any of the Parent’s material subsidiaries is in violation of its certificate of incorporation, certificate of formation, by-laws, partnership agreement or operating agreement, as applicable.  Neither BFI nor the Parent nor any of the Parent’s subsidiaries, is in default (or with the giving of notice or lapse of time would be in default) in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except such violations or defaults which would not individually or in the aggregate have a Material Adverse Effect;

(t)            Other than as set forth in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, there are no legal or governmental actions or proceedings pending against or to which BFI or the Parent or any of the Parent’s subsidiaries is a party or of which any property of BFI or the Parent or any of the Parent’s subsidiaries is the subject which, if determined adversely to BFI or the Parent or any of the Parent’s subsidiaries, would individually or in the aggregate be reasonably likely to have a Material Adverse Effect; and, to BFI’s and the Parent’s knowledge, there are no such actions or proceedings threatened or contemplated;

(u)           Neither BFI nor the Parent are, and, after giving effect to the offering and sale of the Securities, and the application of the proceeds thereof as described in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, neither will be, required to register as an “investment company,” as such term is defined in the Investment Company Act;

(v)           No stamp or other issuance or transfer taxes or duties and no withholding or other taxes are payable by or on behalf of the Underwriters to Canada or any political subdivision or taxing authority thereof or therein in connection with (A) the issuance, sale and delivery by BFI of the Notes outside Canada to or for the respective accounts of the Underwriters or (B) the sale and delivery of the Notes outside Canada by the Underwriters to the initial purchasers thereof (assuming (i) the Underwriters are not, and are not deemed to be, resident in Canada for purposes of the Income Tax Act (Canada) and (ii) the Underwriters do not hold or use the Notes in the course of carrying on business in Canada for purposes of the Income Tax Act (Canada));

(w)          The Parent has complied in all material respects with the currently applicable provisions of the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange and the Toronto Stock Exchange, and, to the knowledge of the Parent, the Parent’s directors and executive officers, in their capacities as such, have complied in all material respects with the currently applicable provisions of the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange and the Toronto Stock Exchange;

(x)           The Parent maintains disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, (“NI 52-109”) and such controls and procedures are effective to ensure that all material information concerning the Parent is made known, on a timely basis, to the individuals responsible for the preparation of the Parent’s filings with the Commission and the Qualifying Authorities.  The Parent maintains systems of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and to maintain asset accountability; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Parent’s internal control over financial reporting is effective and the Parent is not aware of (a) any significant deficiency or material weaknesses in the design or operation of internal control over financial reporting (as such term is defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act and, in Canada, under NI 52-109) which are reasonably likely to adversely affect the Parent’s ability to record, process, summarize and report financial information or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Parent’s internal controls over financial reporting;

(y)           Deloitte LLP, who have certified certain financial statements of the Parent and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements and schedules included in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, are independent auditors with respect to the Parent within the meaning of the Act and the applicable published rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by applicable Canadian Securities Law;

(z)           The consolidated historical financial statements and schedules (including the financial results for the year ended December 31, 2019) of the Parent and its consolidated subsidiaries included in each of the Disclosure Package, the U.S. Final Prospectus, the Canadian Final Prospectus and the Registration Statement present fairly, in all material respects, the financial condition, results of operations and cash flows of the Parent as of the dates and for the periods indicated, comply as to form, in all material respects, with applicable accounting requirements and have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  There have been no changes in the consolidated assets or liabilities of the Parent from the position thereof as set forth in the consolidated historical financial statements and schedules of the Parent and its consolidated subsidiaries, except changes arising from transactions in the ordinary course of business which, in the aggregate, have not been material to the Parent and except for changes that are disclosed in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus;

(aa)         The Parent and each of its subsidiaries holds all requisite material licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects and none of the same contains any burdensome term, provision, condition or limitation except such licenses or other similar rights the absence of which would not have a Material Adverse Effect;

(bb)         BFI and the Parent and each of the Parent’s material subsidiaries has filed on a timely basis all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due, except where the failure to do so would not have a Material Adverse Effect; neither BFI nor the Parent are aware of any material tax deficiencies or material interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon with respect to BFI, the Parent or any of the Parent’s material subsidiaries which have not otherwise been provided for by BFI or the Parent and the Parent’s subsidiaries, on a consolidated basis;

(cc)         Each of BFI and the Parent is a reporting issuer not in default or the equivalent thereof under the applicable securities laws of each province of Canada that recognizes such concept; each of BFI and the Parent is in compliance with or is exempt from its timely disclosure obligations under the applicable securities laws in all of the provinces of Canada, the Exchange Act and under the rules of the Toronto Stock Exchange and the New York Stock Exchange, as applicable;

(dd)         No order, ruling or determination having the effect of suspending the sale or ceasing the trading of any securities of the Parent has been issued or made by the Commission or by any securities commission in Canada or stock exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the best of the Parent’s knowledge, contemplated or threatened by any such authority or under any Applicable Securities Laws;

(ee)         BFI and the Parent will use the net proceeds received by BFI from the sale of the Securities in the manner specified in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus under the heading “Use of Proceeds”;

(ff)          Neither the Parent nor any of the Parent’s subsidiaries nor, to the knowledge of BFI or the Parent, any director, officer, agent or employee of the Parent or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that could result in a sanction for violation by such persons of the Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), each as may be amended, or, except as previously disclosed to the Underwriters, any similar law of any other relevant jurisdiction, or the rules or regulations thereunder; and the Parent and the Parent’s subsidiaries have instituted and maintain policies and procedures designed to ensure compliance therewith.  No part of the proceeds of the offering will be used, directly or indirectly, in violation of the Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), each as may be amended, or similar law of any other relevant jurisdiction, or the rules or regulations thereunder;

(gg)         The operations of the Parent and the Parent’s subsidiaries are and have been conducted (i) at all times and in all material respects in compliance with applicable financial recordkeeping and reporting requirements and (ii) at all times in compliance with the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Parent or any of the Parent’s subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of BFI or the Parent, threatened;

(hh)         Neither the Parent nor any of the Parent’s subsidiaries nor, to the knowledge of BFI or the Parent, any director, officer, agent or employee of the Parent or any of the

Parent’s subsidiaries (i) is, or is controlled by or is acting on behalf of, an individual or entity that is currently the subject of any sanctions administered or enforced by the United States (including any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce), Canada (including sanctions administered or enforced by the Office of the Superintendent of Financial Institutions or other relevant sanctions authority (collectively, “Sanctions” and such persons, “Sanctioned Persons” and each such person, a “Sanctioned Person”), (ii) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory, including Crimea, Cuba, Sudan, Syria, Iran and North Korea (collectively, the “Sanctioned Countries” and each, a “Sanctioned Country”) or (iii)  will, directly or indirectly, use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other individual or entity in any manner that would result in a violation of any Sanctions by, or could result in the imposition of Sanctions against, any individual or entity (including any individual or entity participating in the offering, whether as underwriter, advisor, investor or otherwise); and

(ii)           Each of BFI’s, the Parent’s and their respective subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of BFI, the Parent and their respective subsidiaries as currently conducted and, to the best of BFI’s, the Parent’s and their respective subsidiaries’ knowledge, are free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants.  BFI, the Parent and their respective subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) used in connection with their businesses, and, to the best of BFI’s, the Parent’s and their respective subsidiaries’ knowledge there have been (i) no breaches, violations, outages or unauthorized uses of or accesses to the same, except for those that have been remedied without material cost or liability or the duty to notify any other person, and (ii) no incidents under internal review or investigations relating to the same, except where such breach, violation, outage, unauthorized use or access, or incidents under internal review or investigation relating to the same, would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. BFI, the Parent and their respective subsidiaries are presently in material compliance with all applicable laws or statutes and all applicable judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority having jurisdiction over BFI, the Parent and their respective subsidiaries, and all internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification.

Any certificate signed by any officer of BFI or the Parent, respectively, and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by BFI or the Parent, respectively, as to matters covered thereby, to each Underwriter.

2.             Purchase and Sale.  Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, BFI agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from BFI, at the Price to Public set forth in Schedule I hereto, the principal amount of the Notes set forth opposite such Underwriter’s name in Schedule II hereto. On the Closing Date, BFI will pay, as an underwriting commission in respect of the public distribution of the Securities, to the Underwriters, the commission set forth in Schedule I hereto (the “Underwriting Commission”). Such Underwriting Commission may be paid by BFI to the Underwriters by setting off the Underwriting Commission payable by BFI to the Underwriters against the amount payable by the Underwriters to BFI as the purchase price for the Securities.

3.             Delivery and Payment.  Delivery of and payment for the Securities shall be made on the date and at the time specified in Schedule I hereto or at such time on such later date not more than two Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and BFI or as provided in Section 9 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”).  Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of BFI by wire transfer payable in same-day funds to an account specified by BFI.  Delivery of the Securities shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct.

4.             Offering by Underwriters.

(a)           The several Underwriters will only offer the Securities for sale to the public as set forth in the U.S. Final Prospectus and the Canadian Final Prospectus.

(b)           The Underwriters shall offer the Securities for sale to the public directly and through banking and selling group members, only as permitted by and in compliance with Applicable Securities Laws, upon the terms and conditions set forth in the Canadian Final Prospectus and the U.S. Final Prospectus, as applicable, and in this Agreement. Each of the Underwriters hereby severally represents, warrants and covenants and will require each banking and selling group member to represent, warrant and covenant to the Underwriters that: (a) other than the Canadian Final Prospectus and the April 2020 Marketing Materials (modified as permitted by sections 9A.3(2) and 9A.3(3) of NI 44-102), it has not provided and will not without the prior written approval of BFI and the Representatives provide any information in respect of the Securities to any potential investors of the Securities resident in Canada including, without limitation: (i) marketing materials in respect of the Securities; and (ii) a standard term sheet in respect of the Securities; and (b) it will provide a copy of the Canadian Base Prospectus and any applicable shelf prospectus supplement and amendment that has been filed with any marketing materials (including the April 2020

Marketing Materials) that are provided to a potential investor of the Securities resident in Canada.

(c)           The Underwriters propose to offer the Securities initially at the price set forth in Schedule I hereto. After a reasonable effort has been made to sell all of the Securities at the price set forth in Schedule I hereto, the Underwriters may subsequently reduce and thereafter change, from time to time, the price at which the Securities are offered, provided that the Securities are not at any time offered at a price greater than the price set forth in Schedule I hereto.  Any decrease in the price at which the Securities are offered will not decrease the amount of the net proceeds of the offering to BFI.

(d)           The Underwriters will not solicit offers to purchase or sell Securities so as to require registration thereof or the filing of a prospectus, registration statement or other notice or document with respect thereto under the laws of any jurisdiction other than the Qualifying Provinces and the United States, or which could subject BFI or the Parent to reporting obligations in any such jurisdiction or result in the listing of BFI or the Parent’s securities on any exchange other than an exchange where such securities are listed as of the date hereof, and will require each banking and selling group member to agree with the Underwriters not to so solicit or sell, provided that the Underwriters and the banking and selling groups may offer and sell the Securities outside of the Qualifying Provinces and the United States if such offer and sale is conducted in compliance with the securities laws of such jurisdictions and does not require BFI or the Parent to file any prospectus, registration statement or other notice or document in connection with such offer and sale or subject BFI or the Parent to reporting obligations in any such jurisdiction or result in the listing of BFI’s or the Parent’s securities on any exchange other than an exchange where such securities are listed as of the date hereof.

(e)           Each Underwriter shall notify the Representatives, and the Representatives shall notify BFI and the Parent, in writing, of the aggregate principal amount of Securities sold in each of the Qualifying Provinces as soon as possible after the distribution of the Securities has been completed, and in any event no later than 30 days following the date on which such distribution has been completed.

(f)            For the avoidance of doubt, Deutsche Bank Securities Inc.is not acting as underwriter of the Securities in any province or territory of Canada and no action on its part in its capacity as underwriter of the offering of Securities in the United States will create any impression or support any conclusion that it is acting as underwriter of the Securities in any province or territory of Canada. HSBC Securities (Canada) Inc. and Citigroup Global Markets Canada Inc. will be acting as underwriters of the Securities in the provinces and territories of Canada.

5.             Agreements.  BFI and the Parent jointly and severally agree with each of the several Underwriters that:

(a)           Prior to the termination of the offering of the Securities, neither BFI nor the Parent will file any amendment of the Registration Statement or supplement (including the U.S. Final Prospectus, the Canadian Final Prospectus or any U.S. or Canadian Preliminary

Prospectus) to the U.S. or Canadian Base Prospectus as the case may be, unless BFI has furnished you a copy for your review prior to filing and will not file any such proposed amendment or supplement to which you reasonably object. BFI and the Parent will prepare a supplement to the Canadian Base Prospectus in accordance with the requirements of Canadian Securities Law and a supplement to the U.S. Base Prospectus consisting of the supplement to the Canadian Base Prospectus modified as required or permitted by Form F-10, in each case in a form approved by the Representatives and (i) BFI will file such supplement to the Canadian Base Prospectus with the Qualifying Authorities pursuant to Canadian Securities Law not later than the close of business on the second Business Day following the execution and delivery of this Agreement or, if applicable, such earlier time as may be required by Canadian Securities Law, and (ii) BFI and the Parent will file such supplement to the U.S. Base Prospectus with the Commission pursuant to General Instruction II.L. of Form F-10 not later than the Commission’s close of business on the next Business Day following such filing with the Qualifying Authorities or, if applicable, such earlier time as may be required by such General Instruction II.L. of Form F-10 or as may be required by Canadian Securities Law; to make no further amendment or supplement to the Registration Statement, the U.S. Base Prospectus, the Canadian Base Prospectus, the U.S. Preliminary Prospectus or the Canadian Preliminary Prospectus after the date of this Agreement and prior to the Closing Date unless such amendment or supplement is approved by the Representatives after reasonable notice thereof (which approval shall not be unreasonably withheld); to advise the Representatives promptly of any such amendment or supplement relating to, or affecting, the Securities after such Closing Date and furnish the Representatives with copies thereof; to file promptly with the Qualifying Authorities all necessary marketing materials required to be filed under Canadian Securities Law and all documents required to be filed by BFI and the Parent with the Qualifying Authorities that are deemed to be incorporated by reference into the Canadian Base Prospectus and the U.S. Base Prospectus and with the Commission all reports and any definitive proxy or information statements required to be filed by BFI or the Parent with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case, for so long as the delivery of a prospectus is required in connection with the offering or sale of such Securities, and during such same period to advise the Representatives, promptly after it receives notice thereof, of the time when any amendment to the Canadian Base Prospectus, the U.S. Base Prospectus or the Registration Statement has been filed or becomes effective or any supplement to the Canadian Base Prospectus, the U.S. Base Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or any amended prospectus has been filed with the Qualifying Authorities or the Commission, of the issuance by any Qualifying Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus, relating to the Securities, of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by any Qualifying Authority or the Commission for the amending or supplementing of the Canadian Base Prospectus, the U.S. Base Prospectus, the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus or for additional information relating to the Securities, the Canadian Base Prospectus, the U.S. Base Prospectus, the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to use promptly its best efforts to obtain its withdrawal.

(b)           BFI shall deliver to the Representatives’ counsel prior to or contemporaneously, as nearly as practicable, with the filing with the Qualifying Authorities of the Canadian Final Supplement for the offering of the Securities, a copy of the following for each of the Representatives and Representatives’ counsel:

(i)            the Canadian Final Prospectus, in the English and French languages as filed with the Qualifying Authorities, signed and certified as required by Canadian Securities Law;

(ii)           all documents, in the English and French languages, incorporated by reference, or containing information incorporated by reference, into the Canadian Final Prospectus, and any other document required to be filed by BFI or the Parent prior to the filing of the Canadian Final Supplement under the laws of the Qualifying Provinces in compliance with Canadian Securities Law in connection with the distribution of the Securities, if such documents have not previously been delivered to the Representatives’ counsel, which documents may be delivered in electronic form;

(iii)          an opinion dated the date of the Canadian Final Supplement, in form and substance satisfactory to the Representatives acting reasonably, of Lavery, de Billy, L.L.P. addressed to BFI, the Parent, the Representatives and counsel to BFI and the Parent and the Representatives, to the effect that the French version of the Canadian Final Prospectus and the documents incorporated by reference therein, in each case, and except for certain financial statements, auditors reports, accounting or statistical information (including the Historical Financial Statements) and other numerical data (collectively, the “Financial Information”), is in all material respects a complete and proper translation of the English version thereof;  and

(iv)          an opinion dated the date of the Canadian Final Supplement, in form and substance satisfactory to the Representatives acting reasonably, of Deloitte LLP, auditors for the Parent, addressed to BFI, the Parent, the Representatives and counsel for BFI, the Parent and the Representatives, to the effect that the Financial Information contained or incorporated by reference in the French version of the Canadian Final Supplement, and the documents incorporated by reference therein, is, in all material respects, a complete and proper translation of the Financial Information contained or incorporated by reference in the English version thereof.

(c)           To prepare a final term sheet, containing a description of final terms of the Securities and the offering thereof, in the form approved by you and attached as Schedule IV hereto and to file such term sheet pursuant to Rule 433(d) within the time required by such Rule.

(d)           If, at any time prior to the filing of the U.S. Final Prospectus or the Canadian Final Prospectus, any event occurs as a result of which the Disclosure Package or the Canadian Preliminary Prospectus would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, BFI will (i) notify promptly the Representatives so that any use of the Disclosure Package and the Canadian Preliminary Prospectus may cease until they are amended or supplemented; (ii) amend or supplement the Disclosure Package and the Canadian Preliminary Prospectus to correct such statement or omission; and (iii) supply any amendment or supplement to you in such quantities as you may reasonably request.

(e)           If, at any time when a prospectus relating to the Securities is required to be delivered under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172) or under Canadian Securities Law, any event occurs as a result of which the U.S. Final Prospectus or the Canadian Final Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary to amend the Registration Statement, file a new registration statement or amend or supplement the U.S. Final Prospectus or Canadian Final Prospectus to comply with the Act or the Exchange Act or the respective rules thereunder or to comply with Canadian Securities Law, including in connection with the use or delivery of the U.S. Final Prospectus or the Canadian Final Prospectus, (i) BFI promptly will notify the Representatives of any such event, (ii) BFI and the Parent promptly will prepare and file with the Commission, subject to the second sentence of paragraph (a) of this Section 5, an amendment or supplement or new registration statement which will correct such statement or omission or effect such compliance, (iii) BFI and the Parent promptly will each use its respective best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in the use of the U.S. Final Prospectus or, in the case of the Canadian Final Prospectus, use its respective best efforts to obtain a Receipt for any amendment to the Canadian Final Prospectus from the Principal Regulator as soon as practicable in order to avoid any disruption in the use of the Canadian Final Prospectus and (iv) BFI promptly will supply any amended or supplemented U.S. Final Prospectus and Canadian Final Prospectus to you in such quantities as you may reasonably request.

(f)            As soon as practicable, the Parent will make generally available to its security holders and to the Representatives an earnings statement or statements of the Parent and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158.

(g)           BFI and the Parent will furnish to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement and of the Canadian Final Prospectus (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and of the Canadian Final Prospectus and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172) or by Canadian Securities Law, as many copies of the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Issuer Free Writing Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any amendment or supplement thereto as the Representatives may reasonably request.  BFI and the Parent will pay the expenses of printing or other production of all documents relating to the offering.

(h)           Each of BFI and the Parent agree that, unless it has or shall have obtained the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with BFI and the Parent that, unless it has or shall have obtained, as the case may be, the prior written consent of BFI or the Parent, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by BFI or the Parent with the Commission or retained by BFI or the Parent under Rule 433, other than a free writing prospectus containing the information contained in the final term sheet prepared and filed pursuant to Section 5(c) hereto; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule III hereto and any electronic road show.  Any such free writing prospectus consented to by the Representatives or BFI or the Parent is hereinafter referred to as a “Permitted Free Writing Prospectus.”  Each of BFI and the Parent agree that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(i)            BFI and the Parent will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by BFI or the Parent or any affiliate of BFI or the Parent or any person in privity with BFI or the Parent or any affiliate of BFI or the Parent), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any debt securities issued or guaranteed by BFI or the Parent (other than the Securities) or publicly announce an intention to effect any such transaction, until the Closing Date.  For the avoidance of doubt, this provision shall not prohibit the incurrence of indebtedness by BFI or the Parent and the Parent’s subsidiaries under any commercial paper program or under their revolving credit facilities in effect on the date hereof.

(j)            BFI and the Parent have not, and will not, take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Parent to facilitate the sale or resale of the Securities.

(k)           BFI and the Parent jointly and severally covenant and agree with the several Underwriters that BFI and the Parent will pay or cause to be paid the following:  (i) the fees, disbursements and expenses of BFI and the Parent’s counsel and accountants in connection with the filing with respect to the Securities under Canadian Securities Law, the registration of the Securities under the Act and any listing of the Securities on a stock exchange, and all other expenses in connection with the preparation, printing and filing in the Qualifying Provinces and the United States of America, as may be applicable, of the Registration Statement, the U.S. Preliminary Prospectus, the Canadian Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus and each Issuer Free Writing Prospectus, and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) subject to such limitation as may be set forth in this Agreement, the cost of printing or producing any agreement among the Underwriters and this Agreement; (iii) the cost of printing or producing any Indenture, any Blue Sky and Legal Investment Memoranda, the Registration Statement, each U.S. and Canadian Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus and each Issuer Free Writing Prospectus, and all amendments or supplements to any of them, and any other documents in connection with the offering, purchase, sale and delivery of the Securities; (iv) subject to such limitation as may be set forth in this Agreement, all reasonable expenses in connection with the qualification of the Securities for offering and sale under state securities laws as provided in Section 5(g) hereof, including the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky and legal investment surveys; (v) any fees charged by securities rating services for rating the Securities; (vi) any filing fees incident to any required review by the Financial Industry Regulatory Authority, Inc. of the terms of the sale of the Securities; (vii) the cost of preparing the Securities; (viii) the fees and expenses of any Trustee and any agent of any Trustee and the reasonable fees and disbursements of counsel for any Trustee in connection with any Indenture and the Securities; and (ix) all other costs and expenses incident to the performance of its obligations pursuant to this Agreement which are not otherwise specifically provided for in this Section 5.  It is understood, however, that, except as otherwise specifically provided in this Section 5 and Section 8, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on resale of any of the Securities by them, and any advertising expenses connected with any offers they may make, including the expenses of any “tombstone” advertisement related to the offering of the Securities; provided, that no such tombstone advertisement shall be published without the prior approval of BFI or the Parent, which approval shall not be unreasonably withheld.

6.             Conditions to the Obligations of the Underwriters.  The obligations of the Underwriters to purchase the Securities shall be subject to the accuracy of the representations and warranties on the part of BFI and the Parent contained herein as of the Execution Time and the Closing Date, to the accuracy of the statements of BFI and the Parent made in any certificates pursuant to the provisions hereof, to the performance by BFI and the Parent of their respective obligations hereunder and to the following additional conditions:

(a)           The Canadian Final Supplement shall have been filed with the Qualifying Authorities pursuant to the Canadian Shelf Procedures within the applicable time period prescribed for such filing thereunder and the U.S. Final Prospectus shall have been filed with the Commission pursuant to General Instruction II.L. of Form F-10 within the applicable time period prescribed for such filing by the rules and regulations under the Act and, in each case, in accordance with Section 5(a) hereof; the April 2020 Marketing Materials required to be filed by BFI or the Parent with the Qualifying Authorities shall have been filed within the applicable time period prescribed for such filings under Canadian Securities Law and the final term sheet contemplated by Section 5(c) hereto, and any other material required to be filed by BFI or the Parent pursuant to Rule 433(d) under the Act, shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of BFI or the Parent, threatened by the Commission; no order having the effect of preventing or suspending the use of any prospectus (including any Issuer Free Writing Prospectus) relating to the Securities shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of BFI or the Parent, threatened by any Qualifying Authorities; and all requests for additional information on the part of any Qualifying Authority and the Commission shall have been complied with to the Representatives’ reasonable satisfaction;

(b)           BFI and the Parent shall have requested and caused Torys LLP, Canadian and United States counsel for BFI and the Parent, Willkie Farr & Gallagher LLP, special Investment Company Act counsel for BFI and the Parent, and local counsel in each province of Canada other than Ontario, Quebec and Alberta (to the extent that Securities will be sold to the public in such other provinces), to have furnished to the Representatives their opinions, dated the Closing Date and addressed to the Representatives, in form and substance reasonably satisfactory to the Representatives.  In rendering such opinion, such counsel may rely as to matters of fact, to the extent they deem proper, on certificates of responsible officers of BFI or the Parent and public officials.

(c)           The Representatives shall have received from Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Securities, the Indenture, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and BFI and the Parent shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters (it being understood that, to the extent such opinion relates to the laws of Ontario and the federal laws of Canada applicable therein, such counsel shall be entitled to rely on the opinion of Canadian counsel to BFI and the Parent delivered pursuant to Section 6(b) hereof).

(d)           The Representatives shall have received an appropriate legal opinion, dated the Closing Date, in form and substance satisfactory to the Representatives acting reasonably, addressed to the Representatives and their counsel, of Torys LLP. as to compliance with the laws of Québec relating to the use of the French language in connection with the documents, including the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any amendment or supplement thereto and the Securities to be delivered to purchasers in the Province of Québec.

(e)           The Parent shall have furnished to the Representatives a certificate of the Parent, signed by the Chairman of the Board or the Chief Executive Officer and the principal financial or accounting officer of the Parent, dated the Closing Date, to the effect that the signers of such certificate have carefully examined the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus and any supplements or amendments thereto, as well as each electronic road show (if any) used in connection with the offering of the Securities, and this Agreement and that:

(i)            the representations and warranties of BFI and the Parent in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and BFI and the Parent have complied with all the agreements and satisfied all the conditions on their respective parts to be performed or satisfied at or prior to the Closing Date;

(ii)           no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use has been issued and no proceedings for that purpose have been instituted or, to BFI’s or the Parent’s knowledge, threatened; and

(iii)          since the date of the most recent financial statements included in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any supplement thereto), there has been no material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Parent and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any supplement thereto).

(f)            The Parent shall have requested and caused Deloitte LLP to have furnished to the Representatives, at the Execution Time and at the Closing Date, letters, (which may refer to letters previously delivered to one or more of the Representatives), dated respectively as of the Execution Time and as of the Closing Date, in form and substance satisfactory to the Representatives, concerning the financial information with respect to the Parent set forth in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus.

(g)           Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereto) the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any amendment or supplement thereto), there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (f) of this Section 6; (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), prospects, earnings, business or properties of the Parent and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any amendment or supplement thereto) the effect of which, in any case referred to in clause (i) or (ii) above, is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereto), the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any amendment or supplement thereto); or (iii) any decrease in the rating of any of BFI’s or the Parent’s debt securities by any “nationally recognized statistical rating organization” (as defined in Section 3(a)(62) of the Exchange Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

(h)           Prior to the Closing Date, BFI and the Parent shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

If any of the conditions specified in this Section 6 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives.  Notice of such cancellation shall be given to the Parent in writing or by telephone or facsimile confirmed in writing.

7.             Reimbursement of Underwriters’ Expenses.  If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 6 hereof is not satisfied, because of any termination pursuant to Section 10 hereof or because of any refusal, inability or failure on the part of BFI or the Parent to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Parent will reimburse the Underwriters severally through the Representatives on demand for all expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.

8.             Indemnification and Contribution.

(a)           BFI and the Parent agree to indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter and each person who controls any Underwriter within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act, Canadian Securities Law or other federal, state or provincial statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Securities as originally filed or in any amendment thereto, or in the Canadian Base Prospectus, the U.S. Base Prospectus, any Canadian Preliminary Prospectus, U.S. Preliminary Prospectus or any other preliminary prospectus supplement relating to the Securities, the Canadian Final Prospectus, the U.S. Final Prospectus, any Issuer Free Writing Prospectus, any electronic road show, the information contained in the final term sheet required to be prepared and filed pursuant to Section 5(c) hereto, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that BFI and the Parent will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to BFI or the Parent by or on behalf of any Underwriter through the Representatives specifically for inclusion therein.  This indemnity agreement will be in addition to any liability which BFI or the Parent may otherwise have.

(b)           Each Underwriter severally and not jointly agrees to indemnify and hold harmless each of BFI and the Parent, each of their directors, each of their officers who sign the Registration Statement or the Canadian Final Prospectus, and each person who controls BFI or the Parent within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from BFI and the Parent to each Underwriter, but only with reference to written information relating to such Underwriter furnished to BFI or the Parent by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity.  This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have.  BFI and the Parent acknowledge that the statements set forth in (i) the paragraph on the cover page regarding delivery of the Securities and, under the heading “Underwriting,” (ii) the list of Underwriters and their respective participation in the sale of the Securities, (iii) the sentences related to concessions and reallowances and (iv) the paragraph related to stabilization, syndicate covering transactions and penalty bids in any Canadian Preliminary Prospectus or U.S. Preliminary Prospectus, the Canadian Final Prospectus and the U.S. Final Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any Canadian Preliminary Prospectus or U.S. Preliminary Prospectus, the Canadian Final Prospectus and the U.S. Final Prospectus or any Issuer Free Writing Prospectus.

(c)           Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above.  The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be satisfactory to the indemnified party.  Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party.  An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

(d)           In the event that the indemnity provided in paragraph (a) or (b) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, BFI, the Parent and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively “Losses”) to which BFI or the Parent and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by BFI or the Parent on the one hand and by the Underwriters on the other from the offering of the Securities; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by such Underwriter hereunder.  If the allocation provided by the immediately preceding sentence is unavailable for any reason, BFI, the Parent and the Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of BFI or the Parent on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations.  Benefits received by BFI and the Parent shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by BFI, and benefits received by the Underwriters shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the U.S. Final Prospectus and the Canadian Final Prospectus.  Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by BFI or the Parent on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission.  BFI, the Parent and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above.  Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  For purposes of this Section 8, each person who controls an Underwriter within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls BFI or the Parent within the meaning of either the Act or the Exchange Act, each officer of BFI or the Parent, respectively, who shall have signed the Registration Statement or the Canadian Final Prospectus, and each director of BFI or the Parent shall have the same rights to contribution as BFI or the Parent, subject in each case to the applicable terms and conditions of this paragraph (d).

9.             Default by an Underwriter.  If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the principal amount of Securities set forth opposite their names in Schedule II hereto bears to the aggregate principal amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate principal amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate principal amount of Securities set forth in Schedule II hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such nondefaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any nondefaulting Underwriter, BFI or the Parent.  In the event of a default by any Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement, the Canadian Final Prospectus and the U.S. Final Prospectus or in any other documents or arrangements may be effected.  Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to BFI or the Parent and any nondefaulting Underwriter for damages occasioned by its default hereunder.

10.          Termination.  This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Parent prior to delivery of and payment for the Securities, if at any time prior to such delivery and payment (i) trading in the Parent’s Class A Limited Voting Shares shall have been suspended by the Commission, any Qualifying Authority, the New York Stock Exchange or the Toronto Stock Exchange or trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange shall have been suspended or limited or minimum prices shall have been established on either of such exchanges, (ii) a banking moratorium shall have been declared by U.S. federal, New York state or Canadian authorities or

(iii) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States or Canada of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Disclosure Package, any Canadian Preliminary Prospectus, the Canadian Final Prospectus and/or the U.S. Final Prospectus (exclusive of any amendment or supplement thereto).

11.          Representations and Indemnities to Survive.  The respective agreements, representations, warranties, indemnities and other statements of each of BFI, the Parent or their officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter, BFI or the Parent or any of the officers, directors, employees, agents or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities.  The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

12.          Notices.  All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed, delivered or telefaxed to (i) Deutsche Bank Securities Inc., at 60 Wall Street, New York, New York 10005, Attention: Debt Capital Markets Syndicate, (ii) the General Counsel, Deutsche Bank Securities Inc., at 60 Wall Street, New York, New York 10005, Attention: General Counsel (fax no.: (646) 374-1071) and (iii) HSBC Securities (USA) Inc. at 452 Fifth Avenue, New York, New York 10018, Attention: Transaction Management Group, Fax: (212) 525-0238; or, if sent to BFI or the Parent, will be mailed, delivered or telefaxed to (416) 363-2856 and confirmed to it at Brookfield Place, Suite 300, 181 Bay Street, Toronto, ON M5J 2T3, Attention: Nicholas Goodman, Senior Managing Partner and Chief Financial Officer.

13.          Successors.  This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

14.          No Fiduciary Duty.  BFI and the Parent hereby acknowledge that (a) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between BFI and the Parent, on the one hand, and the Underwriters and any affiliate through which it may be acting, on the other, (b) the Underwriters are acting as principal and not as an agent or fiduciary of BFI or the Parent and (c) BFI and the Parent’s engagement of the Underwriters in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, BFI and the Parent agree that they are solely responsible for making their own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising BFI or the Parent on related or other matters).  BFI and the Parent agree that they will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to BFI or the Parent, in connection with such transaction or the process leading thereto.

15.          Integration.  This Agreement supersedes all prior agreements and understandings (whether written or oral) between BFI, the Parent and the Underwriters, or any of them, with respect to the subject matter hereof.

16.          Applicable Law.  This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

17.          Judgment Currency.  In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the indemnifying party will indemnify each indemnified party or other person to whom such amount is due against any loss incurred by such indemnified party or other person, as the case may be, as a result of any variation as between (i) the rate of exchange at which the currency amount of the country of the indemnified party is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which such indemnified party or other person, as the case may be, is able to purchase the currency, of the country of the indemnified party with the amount of the judgment currency actually received by such indemnified party or other person, as the case may be. The foregoing indemnity shall constitute a separate and independent obligation of each indemnifying party and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into the currency of the country of the indemnified party.

18.          Submission to Jurisdiction; Agent for Service.  Each of BFI and the Parent hereby irrevocably agree that any legal suit, action or proceeding arising out of or based upon this Agreement or the transaction contemplated hereby may be instituted in any state or federal court in The City of New York and in the respective courts of each party’s own corporate (or, in the case of the Underwriters, partnership) domicile with respect to actions brought against it, hereby irrevocably waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding in any state or federal court in The City of New York and hereby irrevocably submits to the jurisdiction of such courts in any such suit, action or proceeding. Each of BFI and the Parent has appointed Brookfield Asset Management LLC (“BAM LLC”), Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023 as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transaction contemplated hereby which may be instituted in any state or federal court in The City of New York, expressly consents to the jurisdiction of any such court in respect of any such action and waives any other requirements of or objections to personal jurisdiction with respect thereto and designates its domicile, the domicile of BAM LLC specified above and any domicile that BAM LLC may have in the future as its domicile to receive any notice hereunder (including service of process). Such appointment shall be irrevocable. If for any reason BAM LLC (or any successor agent for this purpose) shall cease to act as agent for service of process as provided above, BFI and the Parent will promptly appoint a successor agent for this purpose reasonably acceptable to the Representatives. BFI and the Parent represent and warrant that the Authorized Agent has agreed to act as said agent for service of process, and BFI and the Parent agree to take any and all action, including the filing of any and all documents and instruments, as may be necessary to continue such designation and appointment of the Authorized Agent in full force and effect, as aforesaid. Service of process upon the Authorized

Agent and written notice of such service to BFI or the Parent shall be deemed, in every respect, effective service of process upon BFI or the Parent, as applicable.

19.          Waiver of Jury Trial.  BFI, the Parent and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

20.          Recognition of the U.S. Special Resolution Regimes.

(a)           In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)           In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

21.          Counterparts.  This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.  This Agreement may be signed and delivered by facsimile or other electronic transmission of a counterpart hereof bearing a manual, facsimile or other electronic signature (including any electronic signature complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law) or other transmission method, and the parties hereto agree that any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

22.          Headings.  The section headings used herein are for convenience only and shall not affect the construction hereof.

23.          Definitions.  The terms that follow, when used in this Agreement, shall have the meanings indicated.

“Act” shall mean the U.S. Securities Act of 1933, as amended and the rules and regulations of the Commission promulgated thereunder.

“affiliate” has the meaning set forth in Rule 405 under the Act.

“Applicable Securities Laws” means Canadian Securities Law and U.S. Securities Law.

“April 2020 Marketing Materials” means the documents dated April 7, 2020 and April 9, 2020 entitled “Preliminary Term Sheet” and “Pricing Term Sheet”, respectively, that constitute the template versions of marketing materials that are required to be filed with the Qualifying Authorities in accordance with NI 44-102.

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or Toronto, Canada.

“Canadian Base Prospectus” has the meaning set forth in Section 1(a) hereof.

“Canadian Final Prospectus” has the meaning set forth in Section 1(a) hereof.

“Canadian Final Supplement” has the meaning set forth in Section 1(a) hereof.

“Canadian Preliminary Prospectus” has the meaning set forth in Section 1(a) hereof.

“Closing Date” has the meaning set forth in Section 3 hereof.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Covered Entity” means any of the following:

(i)            a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)           a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)          a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Disclosure Package” shall mean (i) the U.S. Preliminary Prospectus used most recently prior to the Execution Time, (ii) the Issuer Free Writing Prospectuses, if any, identified in Schedule III hereto and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.

“Effective Date” shall mean each date and time that the Registration Statement, and any post-effective amendment or amendments thereto became or becomes effective or any prospectus supplement is filed pursuant to General Instruction II.L. of Form F-10.

“Encumbrance” shall mean any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest of any nature;

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Historical Financial Statements” means the audited consolidated balance sheets of the Parent as at December 31, 2019 and December 31, 2018 and the audited consolidated statements of operations, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2019 and December 31, 2018, together with the notes thereto, as incorporated by reference into the Canadian Final Prospectus.

“Investment Company Act” shall mean the U.S. Investment Company Act of 1940, as amended.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“marketing materials” has the meaning ascribed thereto in NI 41-101.

“material” or “materially,” when used in relation to the Parent, means material in relation to the Parent and its subsidiaries on a consolidated basis.

“Material Adverse Effect” shall mean a material adverse effect on the business, affairs, operations, properties, assets, liabilities (contingent or otherwise), prospects or capital of the Parent and its subsidiaries on a consolidated basis.

“NI 41-101” means National Instrument 41-101 — General Prospectus Requirements of the Canadian Securities Administrators, as amended from time to time.

“NI 44-101” has the meaning set forth in Section 1(a) hereof.

“NI 44-102” has the meaning set forth in Section 1(a) hereof.

“Registration Statement” has the meaning set forth in Section 1(b) hereof.

“Rule 158,” “Rule 164,” “Rule 172,” “Rule 405,” and “Rule 433” refer to such rules under the Act.

“standard term sheet” has the meaning ascribed thereto in NI 41-101.

“subsidiary” or “subsidiaries” has the meaning set forth in Rule 405 of the Act, but excludes any entity in which any investment fund or other collective investment vehicle (including any investment company, general or limited partnership, corporation, trust, limited liability company, or other investment vehicle, and including each separate portfolio or series of any of the foregoing and whether or not dedicated to a single investor) sponsored, managed, or controlled, directly or indirectly, by Parent or one of its subsidiaries, holds any direct or indirect interest.

“template version” has the meaning ascribed thereto in NI 41-101.

“Trust Indenture Act” shall mean the U.S. Trust Indenture Act of 1939, as amended and the rules and regulations of the Commission promulgated thereunder.

“Underwriting Commission” has the meaning set forth in Section 2 hereof.

“U.S. Base Prospectus” has the meaning set forth in Section 1(b) hereof.

“U.S. Final Prospectus” has the meaning set forth in Section 1(b) hereof.

“U.S. Preliminary Prospectus” has the meaning set forth in Section 1(b) hereof.

“U.S. Securities Law” means collectively, the U.S. Sarbanes-Oxley Act of 2002, the Act, the Exchange Act, the rules and regulations of the Commission, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in the U.S. Sarbanes-Oxley Act of 2002) promulgated or approved by the Public Company Accounting Oversight Board and, as applicable, the New York Stock Exchange rules.

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among BFI, the Parent and the several Underwriters.

Very truly yours,

Brookfield Finance Inc.

By:	Brookfield Finance Inc.

By:	/s/ Karly Dyck
	Name:	Karly Dyck
	Title:	Vice President

Brookfield Asset Management Inc.

By:	Brookfield Asset Management Inc.

By:	/s/ Nicholas Goodman
	Name:	Nicholas Goodman
	Title:	Senior Managing Partner and
Chief Financial Officer

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Lourdes Fisher	By:	/s/John C. McCabe
	Name: Lourdes Fisher		Name: John C. McCabe
	Title: Managing Director		Title: Managing Director

HSBC Securities (USA) Inc.

By:	/s/ Diane Kenna
Name: Diane Kenna
Title: Managing Director

For themselves and the other
several Underwriters, if any,
named in Schedule II to the
foregoing Agreement.

SCHEDULE I

Underwriting Agreement dated April 9, 2020

Registration Statement Nos. 333-236217 and 333-236217-01

Representatives: Deutsche Bank Securities Inc., HSBC Securities (USA) Inc. and Citigroup Global Markets Inc.

Title, Purchase Price and Description of Securities:

Title:	4.350% Notes due 2030 (“Notes”)

Principal Amount:	US$150,000,000

Price to Public:	99.878% of principal amount plus accrued interest of US$90,625 from April 9, 2020

Underwriting Commission:	0.650% (US$975,000)

Indenture

Base Indenture dated as of June 2, 2016, as supplemented by a fifth supplemental indenture dated as of April 9, 2020 (the “Fifth Supplemental Indenture”), as supplemented by a supplemental indenture to the Fifth Supplemental Indenture to be dated as of April 14, 2020 (the “Supplemental Indenture to the Fifth Supplemental Indenture”)

Closing Date and Time: April 14, 2020 at 9:00 a.m. (T+2)

Type of Offering:  Non-delayed

Date referred to in Section 5(i) after which BFI or the Parent may offer or sell debt securities issued or guaranteed by BFI or the Parent without the consent of the Representative(s): the Closing Date.

SCHEDULE II

Underwriters	Principal Amount of Notes to be Purchased

Deutsche Bank Securities Inc.		$56,250,000
HSBC Securities (USA) Inc.	56,250,000
Citigroup Global Markets Inc.	37,500,000
Total	US$	150,000,000

SCHEDULE III

Schedule of Free Writing Prospectuses included in the Disclosure Package

1.             Final term sheet, dated April 9, 2020, a copy of which is attached in Schedule IV hereto.

SCHEDULE IV

Filed Pursuant to Rule 433

Registration Nos. 333-236217 and 333-236217-01

April 9, 2020

BROOKFIELD FINANCE INC.

US$150,000,000 4.350% NOTES DUE 2030

PRICING TERM SHEET

April 9, 2020

Issuer:	Brookfield Finance Inc.

Guarantor:	Brookfield Asset Management Inc.

Guarantee:	The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.

Security:	4.350% Senior Unsecured Notes due 2030

Expected Ratings*:	[Redacted]

Ranking:	Senior Unsecured

Size:

US$150,000,000

The notes will be in addition to and form part of the same series of notes as the US$600,000,000 aggregate principal amount of Brookfield Finance Inc.’s 4.350% notes due 2030, which were originally issued on April 9, 2020 (the “original 2030 notes”). The notes will have the same terms as the original 2030 notes, other than the issue date and the price to the public, will have the same CUSIP number as the original 2030 notes, and will trade interchangeably with such notes immediately upon settlement. After giving effect to this offering, there will be a total of US$750,000,000 aggregate principal amount of notes of this series issued and outstanding.

Trade Date:	April 9, 2020

Expected Settlement Date:	April 14, 2020 (T+2)

Maturity Date:	April 15, 2030

Coupon:	4.350% (interest will accrue from April 9, 2020)

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2020

Price to Public:	99.878% of principal amount plus accrued interest of US$90,625 from April 9, 2020

Benchmark Treasury:	UST 1.500% due February 15, 2030

Benchmark Treasury Price & Yield:	107-06+; 0.740%

Spread to Benchmark Treasury:	+ 362.5 basis points

Yield:	4.365%

2

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to January 15, 2030 (three months prior to maturity), treasury rate plus 50 basis points

Par Call:	At any time on or after January 15, 2030 (three months prior to maturity), at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:	The net proceeds from the sale of the notes will be used for general corporate purposes

CUSIP/ISIN:	11271L AE2 / US11271LAE20

Joint Book-Running Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Citigroup Global Markets Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

3

The sections captioned “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” in the Preliminary Prospectus Supplement, dated April 7, 2020, are replaced in their entirety with the following sections, which are applicable to investors in the re-opening of the notes offered hereby:

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Torys LLP, counsel to BFI, and Goodmans LLP, Canadian counsel to the underwriters, the following is a general summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a beneficial owner of notes (including entitlement to all payments thereunder) acquired hereunder who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length and is not affiliated with BFI and the Company (a “Note Holder”).

This summary is not applicable to a Note Holder (i) that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules), (ii) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (iii) that has elected to report its “Canadian tax results” in a functional currency in accordance with the provisions of the Tax Act or (iv) that enters into or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of the notes. Such Note Holders should consult their own tax advisors having regard to their particular circumstances. This summary does not address the split income rules in Section 120.4 of the Tax Act. Note Holders should consult their own tax advisors in that regard.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force at the date of this prospectus supplement, all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel’s understanding of the current administrative policies or assessment practices published in writing by the Canada Revenue Agency (the “CRA”) prior to the date hereof. There can be no assurance that the proposed amendments will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessment practices of the CRA, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.

This summary assumes that no Affiliate of BFI or the Company will be added as a Co-Obligor under the notes. Note Holders should consult with their own tax advisors with respect to the tax consequences to them of the addition of a Co-Obligor under the notes.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Note Holder and no representations with respect to the income tax consequences to any particular Note Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in notes should consult their own tax advisors with respect to their own particular circumstances.

For purposes of the Tax Act, all amounts, including interest, adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars. For purposes of the Tax Act, amounts denominated in U.S. dollars generally must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules in the Tax Act in that regard.

Residents of Canada

The following portion of the summary is generally applicable to a Note Holder who, at all relevant times, for the purposes of the Tax Act, is or is deemed to be resident in Canada, and holds the notes as capital property (a “Resident Note Holder”). Generally, the notes will be considered to be capital property to a Resident Note Holder provided that the Resident Note Holder does not hold the notes in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Resident Note Holders whose notes might not otherwise qualify as capital property may be entitled to have the notes, and all other “Canadian securities” owned by the Resident Note Holder in the year and in each subsequent taxation year, deemed to be capital property by making an irrevocable election permitted by

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subsection 39(4) of the Tax Act. Such Resident Note Holders should consult their own tax advisors as to whether this election is available and advisable, having regard to their own particular circumstances.

Interest

A Resident Note Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest (or amount that is considered for the purposes of the Tax Act to be interest) on a note that accrues (or is deemed to accrue) to the Resident Note Holder to the end of the particular taxation year or that becomes receivable by or is received by the Resident Note Holder before the end of that taxation year, except to the extent that such interest was otherwise included in the Resident Note Holder’s income for a preceding taxation year.

Any other Resident Note Holder, including an individual and a trust (other than a unit trust) of which neither a corporation nor a partnership is a beneficiary, will be required to include in income for a taxation year any interest on a note received or receivable by such Resident Note Holder in that taxation year (depending upon the method regularly followed by the Resident Note Holder in computing income), except to the extent that the interest was included in the Resident Note Holder’s income for a preceding taxation year.

In acquiring a note, a Resident Note Holder will become entitled to receive an amount stipulated to be in respect of interest for the period from, and including, April 9, 2020 (being the date of the closing of the offering of the original 2030 notes) to, but excluding, the closing date of this offering (“pre-issue interest”). Provided that it is reasonable to consider that a portion of the purchase price of the note paid to BFI is in respect of the pre-issue interest, such amount will be deductible in computing income of the Resident Note Holder for the taxation year in which it is included in computing the income of the Resident Note Holder.

The notes may be issued at a discount from their face value. In such circumstances, a Resident Note Holder may be required to include an amount equal to such discount in computing income, either in accordance with the deemed interest accrual rules contained in the Tax Act and Regulations or in the taxation year in which an amount in respect of the discount is received or receivable by the Resident Note Holder. Resident Note Holders should consult their own tax advisor in these circumstances, as the treatment of the discount may vary with the facts and circumstances giving rise to the discount.

Any premium paid by BFI to a Resident Note Holder because of the redemption or purchase for cancellation by it of a note before maturity generally will be deemed to be interest received at that time by the Resident Note Holder to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at the time of the redemption of or purchase for cancellation, the interest that would have been paid or payable by BFI on the note for a taxation year ending after the redemption or purchase for cancellation.

A Resident Note Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the relevant taxation year may be liable to pay an additional refundable tax on certain investment income, including amounts of interest.

Disposition

On a disposition or deemed disposition of a note, whether on redemption, purchase for cancellation or otherwise, a Resident Note Holder generally will be required to include in its income the amount of interest accrued (or deemed to accrue) to the Resident Note Holder on the note from the date of the last interest payment to the date of disposition, except to the extent that such amount has otherwise been included in the Resident Note Holder’s income for the taxation year or a previous taxation year. A Resident Note Holder may also be required to include in computing income the amount of any discount received or receivable by such Resident Note Holder. A Resident Note Holder that receives repayment in full of the outstanding principal amount of a note upon maturity will be considered to have disposed of the note for proceeds of disposition equal to such outstanding principal amount. In general, a disposition or deemed disposition of a note will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest and any other amount included in computing income and any reasonable costs

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of disposition, exceed (or are exceeded by) the adjusted cost base of the note to the Resident Note Holder immediately before the disposition.

A Resident Note Holder’s adjusted cost base of a note will generally include any amount paid to acquire the note. Where a Resident Note Holder deducts an amount in computing income in respect of pre-issue interest on the notes, the adjusted cost base to the Resident Note Holder of the notes will be required to be reduced by an equal amount. Further, the adjusted cost base of a note acquired by a Resident Note Holder pursuant to this offering will be determined by averaging the cost of such note with the adjusted cost base of all other notes that are identical property to such note for purposes of the Tax Act (including any original 2030 notes) owned by the Resident Note Holder as capital property at that time, if any.

One-half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Note Holder in a taxation year generally must be included in the Resident Note Holder’s income for that year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Note Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Note Holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

A Resident Note Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the relevant taxation year may be liable to pay an additional refundable tax on certain investment income, including in respect of taxable capital gains.

Resident Note Holders that are individuals (other than certain trusts) may be subject to the alternative minimum tax provisions of the Tax Act in respect of realized capital gains. Such Resident Note Holders should consult their own tax advisors.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Note Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, a resident of Canada, does not use or hold and is not deemed to use or hold the notes in or in the course of carrying on business in Canada, deals at arm’s length with any person resident in Canada to whom the Note Holder disposes of a note and is not a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of BFI or the Company or a person who does not deal at arm’s length with such specified shareholder (a “Non-Resident Note Holder”). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere. This portion of the summary assumes that no interest paid on the notes will be in respect of a debt or other obligation to pay an amount to a person with whom BFI or the Company does not deal at arm’s length within the meaning of the Tax Act.

Amounts which are, or are deemed to be, interest for purposes of the Tax Act paid or credited by BFI or the Company on the notes to a Non-Resident Note Holder that deals at arm’s length with BFI or the Company at the time such interest is paid or credited will not be subject to non-resident withholding tax and no non-resident withholding tax will apply to the proceeds received by a Non-Resident Note Holder on a disposition of a note, including a redemption, payment on maturity or repurchase.

Generally, no other tax on income or gains under the Tax Act will be payable by a Non-Resident Note Holder on interest, principal, premium, bonus or penalty on a note or on the proceeds received by a Non-Resident Note Holder on the disposition of a note, including a redemption, payment on maturity or repurchase.

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CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership, and disposition of a note by a U.S. Holder (as defined herein) that purchases such note pursuant to this offering at the price set forth on the cover of this prospectus supplement. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, published rulings, judicial decisions, existing Treasury Regulations promulgated under the Code and interpretations of the foregoing, as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations. This summary discusses only notes held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This summary is intended for general information purposes only and does not discuss all of the tax consequences that may be relevant based on the particular circumstances of a U.S. Holder or to U.S. Holders subject to special tax rules, such as banks or other financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, real estate investment trusts or other common trust funds, partnerships or other pass-through entities (and any investors thereof), certain former citizens or long-term residents of the United States, dealers or traders in securities or foreign currency, U.S. Holders subject to the alternative minimum tax, U.S. Holders whose functional currency is not United States dollars, persons required for U.S. federal income tax purposes to conform the timing of income accruals with respect to the notes to their financial statements under Section 451 of the Code, or persons that hold notes that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction. In addition, this summary does not address any aspects of other U.S. federal tax laws, such as estate and gift tax laws or the Medicare contribution tax on net investment income, or any applicable state, local or non-U.S. tax laws.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of a note that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created in or organized under the laws of the United States, any State thereof, or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust if (A) a U.S. court is able to exercise primary supervision of the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has made a valid election to be treated as a U.S. person under applicable Treasury Regulations.

If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, owns a note, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns a note are urged to consult their own tax advisers as to the particular U.S. federal income tax consequences applicable to them.

This summary does not constitute, and should not be considered as, legal or tax advice to holders of notes. Prospective investors are urged to consult their own tax advisers with regard to the application of the tax considerations discussed below to their particular situations as well as the application of any state, local, non-U.S. or other tax laws, including gift and estate tax laws.

Effect of Repurchase Upon a Change of Control Triggering Event

BFI will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event. It is possible that BFI’s offer to repurchase the notes at a premium could implicate the Treasury Regulations relating to “contingent payment debt instruments.” If the notes were characterized as contingent payment debt instruments, U.S. Holders might, among other things, be required to accrue interest income at a rate higher than the stated interest on the notes and to treat any gain recognized on the sale, exchange, retirement, redemption or other taxable disposition of a note as ordinary income rather than as capital gain.

BFI intends to take the position that the likelihood of such repurchase of the notes at a premium is remote or incidental, and thus that the notes should not be treated as contingent payment debt instruments. BFI’s determination that such a contingency is remote or incidental is binding on a U.S. Holder, unless the U.S. Holder discloses a contrary position in the manner required by applicable Treasury Regulations. BFI’s determination, however, is not binding on the U.S. Internal Revenue Service (“IRS”), and the IRS could challenge this determination.

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The remainder of this summary assumes that BFI’s determination that such a contingency is remote or incidental is correct. U.S. Holders are urged to consult their own tax advisers regarding the possible application of the special rules related to contingent payment debt instruments.

Qualified Reopening

Pursuant to applicable Treasury Regulations, we intend to treat the notes as issued in a “qualified reopening” of the original 2030 notes. For U.S. federal income tax purposes, debt instruments issued in a qualified reopening are deemed to be part of the same issue as the original debt instruments. Accordingly, if the issuance of the notes is treated as a qualified reopening, then the notes will have the same issue date, the same issue price, and (with respect to holders) the same adjusted issue price as the original 2030 notes for U.S. federal income tax purposes. Under the rules governing qualified reopenings, because the original 2030 notes were not issued with an “original issue discount” for U.S. federal income tax purposes, the notes also will not have original issue discount. The remainder of this summary assumes that the notes will be issued in a qualified reopening and will not have original issue discount.

Payments of Interest

Except with respect to pre-issuance accrued interest in respect of the notes (discussed below) (including Additional Amounts and any taxes withheld on payments of interest, if any), interest on a note generally will be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with such holder’s method of accounting for U.S. federal income tax purposes.

Interest and Additional Amounts paid by BFI on the notes generally will constitute income from sources outside the United States for the purpose of calculating the foreign tax credit allowable to a U.S. Holder. For U.S. foreign tax credit purposes, interest and Additional Amounts paid by BFI generally will constitute “passive category income.” The rules relating to foreign tax credits are complex, and U.S. Holders are urged to consult their own tax advisers regarding the availability of a foreign tax credit under their particular circumstances.

Pre-Issuance Accrued Interest

A portion of the price paid for a note will be allocable to stated interest that accrued prior to the date the note is purchased (the “pre-issuance accrued interest”). On the first interest payment date, a portion of the stated interest received in an amount equal to the pre-issuance accrued interest generally will be treated as a return of the pre-issuance accrued interest and not as a payment of stated interest on the note. Amounts treated as a return of the pre-issuance accrued interest should not be taxable when received but should reduce a holder’s adjusted tax basis in the note by a corresponding amount.

Premium

To the extent a U.S. Holder’s purchase price for a note (excluding any amount attributable to pre-issuance accrued interest) is greater than the note’s stated principal amount, the note will have amortizable bond premium. A U.S. Holder may generally elect to amortize the premium over the remaining term of the note on a constant yield method as an offset to stated interest when includible in income under such U.S. Holder’s regular accounting method. The election to amortize premium using a constant yield method, once made, will apply to certain other debt instruments that such U.S. Holder previously acquired at a premium or that such U.S. Holder acquires at a premium on or after the first day of the first taxable year to which the election applies, and such U.S. Holder may not revoke this election without the consent of the IRS. If a U.S. Holder elects to amortize the premium, such holder must reduce its tax basis in the notes by the amount of premium used to offset interest income as set forth above. If a U.S. Holder does not elect to amortize the premium, that premium will decrease the gain or increase the loss otherwise recognized on a disposition of the note.

Original Issue Discount

It is expected, and this summary assumes, that the notes will not be issued with original issue discount (“OID”). If, however, the stated redemption price of a note were to exceed its issue price by more than a de minimis amount, then a U.S. Holder would be required to treat such excess amount as OID, which would be treated for U.S. federal income tax purposes as accruing over the term of the note as interest income. Thus, a U.S. Holder would be required to include OID in income in advance of the receipt of the cash to which such OID is attributable. Such U.S. Holder’s adjusted tax basis in a note would be increased by the amount of any OID included in such U.S. Holder’s gross income. In compliance with Treasury Regulations, if BFI determines that the notes have OID, then BFI will provide certain information to the IRS and U.S. Holders that is relevant to determining the amount of OID in each accrual period.

Sale, Exchange, Redemption or Other Taxable Disposition of Notes

Upon the sale, exchange, redemption or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss, if any, for U.S. federal income tax purposes, equal to the difference between (i) the amount realized on such sale or other taxable disposition (other than amounts received that are attributable to accrued but unpaid interest, which will be taxed as interest to the extent not previously included in income, as described above)

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and (ii) such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the amount paid for the note, reduced by the pre-issuance accrued interest previously received, any amortizable bond premium previously amortized by such U.S. Holder, and any payments on the note other than interest.

Gain or loss recognized by a U.S. Holder on a sale or other taxable disposition of the notes generally will constitute capital gain or loss and will be long-term capital gain or loss if the notes were held by such U.S. Holder for more than one year. For non-corporate U.S. Holders, the net amount of long-term capital gain generally will be subject to taxation at reduced rates. A U.S. Holder’s ability to offset capital losses against ordinary income is limited. Gains recognized by a U.S. Holder on a sale or other taxable disposition of the notes generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

Information Reporting and Backup Withholding

In general, information reporting will apply to payments of interest on a note and payments of the proceeds from a sale or other taxable disposition of a note made to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a U.S. Holder may be subject to backup withholding tax on such payments if such U.S. Holder does not provide a taxpayer identification number, fails to certify that such holder is not subject to backup withholding tax, or otherwise fails to comply with applicable backup withholding tax rules. Any amounts withheld under the backup withholding rules will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value exceeding certain United States dollar thresholds may be required to include certain information with respect to such assets with their U.S. federal income tax returns. U.S. Holders are urged to consult their own tax advisers regarding the foregoing requirements with respect to the notes.

Foreign Account Tax Compliance

BFI intends to comply with certain due diligence and reporting obligations under an intergovernmental agreement between Canada and the United States relating to FATCA, as implemented by the Tax Act and applicable Canadian regulations. As a result, holders of the notes may be required to provide certain identifying information to BFI or an intermediary, and this information may be reported to the CRA and, ultimately, the IRS. Each prospective investor is urged to consult its own tax adviser regarding the implications under FATCA for an investment in notes.

The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, U.S. Holders are urged to consult their own tax advisers as to the particular tax consequences to them of purchasing, owning and disposing of notes, including the applicability and effect of any federal, state, local or non-U.S. tax laws and of any proposed changes in applicable law.

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The issuer and the guarantor have filed a joint registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. (toll free) at 1-800-503-4611 or by emailing prospectus.CPDG@db.com or by calling HSBC Securities (USA) Inc. (toll free) at 1 (866) 811-8049 or by emailing tmg.americas@us.hsbc.com.

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